PRICING TERM SHEET	FILED PURSUANT TO RULE 433
Dated August 1, 2016	Registration File No. 333-210585
Supplementing the Preliminary Prospectus Supplement dated August 1, 2016 (To Prospectus dated April 14, 2016)

Inotek Pharmaceuticals Corporation

$50,000,000

5.75% Convertible Senior Notes due 2021

(the “Offering”)

The information in this pricing term sheet supplements and should be read together with Inotek Pharmaceuticals Corporation’s preliminary prospectus supplement relating to the Offering, dated August 1, 2016, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and the base prospectus dated April 14, 2016. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement only to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all documents incorporated by reference therein. References to “we,” “our” and “us” refer to Inotek Pharmaceuticals Corporation and not to its subsidiary or any of its future subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Inotek Pharmaceuticals Corporation, a Delaware corporation.

NASDAQ Global Market (“NASDAQ”) symbol for our common stock:	“ITEK”

Securities offered by us:	5.75% Convertible Senior Notes due 2021 (the “Notes”).

Principal amount:	$50.0 million (or $57.5 million if the underwriters for the Offering exercise their option to purchase additional Notes in full).

Denominations:	The Notes will be issued in minimum denominations of $1,000 and in integral multiples of $1,000.

Maturity:	August 1, 2021, unless earlier converted, redeemed or repurchased.

Interest rate:	5.75% per year.

Interest payment dates:	Interest will accrue from the expected settlement date and will be payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2017.

Regular record dates:	January 15 and July 15 of each year, as the case may be, immediately preceding each interest payment date.

Issue price:	100% of the principal amount of the Notes plus accrued interest, if any, from August 5, 2016 if settlement occurs after that date.

NASDAQ consolidated closing bid price on August 1, 2016:	$6.68 per share of our common stock.

Conversion premium:	Approximately 20% above the NASDAQ consolidated closing bid price on August 1, 2016.

Initial conversion rate:	124.7505 shares of our common stock per $1,000 principal amount of the Notes.

Initial conversion price:	Approximately $8.02 per share of our common stock.

Use of proceeds:

We estimate that the net proceeds from the Offering will be approximately $46.9 million (or approximately $54.0 million if the underwriters exercise their option to purchase additional Notes in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the Offering to fund the continued testing of trabodenoson as a monotherapy and as a fixed-dose combination with latanoprost for the reduction of intraocular pressure, as well as for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Investor make-whole upon voluntary conversion:

Upon any conversion of the Notes (other than in connection with a make-whole fundamental change as described in the Preliminary Prospectus Supplement under “Description of Notes—Conversion Rights—Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change”), we will, under certain circumstances, increase the conversion rate for the Notes so surrendered for conversion by a number of additional shares of our common stock based on the make-whole table set forth under “Description of Notes—Conversion Rights—Additional Shares Make-Whole Table” in the Preliminary Prospectus Supplement (as amended and supplemented below) with the stock price for purposes of calculating the additional shares to be based on the average of the last reported sale prices of our common stock over the five trading day period ending on, and including, the trading day immediately preceding the conversion date. See “Description of Notes—Conversion Rights—Investor Make-Whole upon Voluntary Conversion” and “Description of Notes—Conversion Rights—Additional Shares Make-Whole Table” in the Preliminary Prospectus Supplement.

Notwithstanding the foregoing, if in connection with any conversion the conversion rate is adjusted as described under “Description of Notes—Conversion Rights—Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement, holders will not receive an additional increase in the conversion rate under “Description of Notes—Conversion Rights—Investor Make-Whole upon Voluntary Conversion” in the Preliminary Prospectus Supplement with respect to Notes surrendered for conversion.

Optional Redemption:	We may redeem for cash all or any portion of the Notes, at our option, if the last reported sale price of our common stock is equal to or greater than 200% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending within the five trading days immediately preceding the date on which we provide notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes, which means that we are not required to redeem or retire the Notes periodically.

We will give notice of any redemption not less than 30 days nor more than 60 days before the redemption date by mail or electronic delivery to the trustee, the paying agent (if other than the trustee) and each holder of Notes.

Fundamental change:	If we undergo a “fundamental change” (as defined in the Preliminary Prospectus Supplement under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”), subject to certain conditions, holders may require us to repurchase for cash all or any portion of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Preliminary Prospectus Supplement.

Public offering price, underwriting discount and proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us.

	Per Note	Total
Public offering price(1)	$1,000	$50,000,000
Underwriting discounts and commissions(2)	$50	$2,500,000
Proceeds, before expenses, to us	$950	$47,500,000

(1) Plus accrued interest, if any, from the Settlement Date. (2) See “Underwriting” in the Preliminary Prospectus Supplement for information regarding underwriting compensation.

Book-Running Managers:	Cowen and Company, LLC and Piper Jaffray & Co.

Trade date:	August 2, 2016

Settlement date:	August 5, 2016

CUSIP Number:	45780V AB8

ISIN:	US45780VAB80

Listing:	None.

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The following replaces the fourth, fifth and sixth paragraphs under “Description of Notes—Conversion Rights—Additional Shares Make-Whole Table” in the Preliminary Prospectus Supplement:

The following table sets forth the amount, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$6.68	$7.00	$8.50	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00
August 5, 2016	24.9500	23.2329	17.2200	13.3210	9.2184	6.6727	3.7210	2.1060	1.1297	0.5080	0.1223
August 1, 2017	24.9500	22.4857	16.2376	12.3470	8.4128	6.0520	3.3720	1.9156	1.0317	0.4669	0.1153
August 1, 2018	24.9500	21.5900	14.8812	10.9660	7.2648	5.1727	2.8835	1.6516	0.8967	0.4086	0.1018
August 1, 2019	24.9500	20.5043	12.8988	8.9140	5.5928	3.9193	2.2005	1.2828	0.7080	0.3260	0.0813
August 1, 2020	24.9500	19.0714	9.5988	5.6290	3.1584	2.1893	1.2695	0.7668	0.4397	0.2149	0.0628
August 1, 2021	24.9500	18.1071	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the amount by which the conversion rate will be increased will be determined by a straight-line interpolation between the amount of the conversion rate increase set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $40.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.

•	If the stock price is less than $6.68 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate for a conversion of Notes in connection with a make-whole fundamental change will not be increased but will be increased by 24.9500 (subject to adjustment in the same manner and at the same time as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement) with respect to a voluntary conversion increase.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of the Notes exceed 149.7005 shares of our common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

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We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents we have filed with the SEC that are incorporated by reference therein for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (631) 274-2806, or by fax at (631) 254-7140, or from Piper Jaffray & Co. by mail: Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota, 55402, by telephone at (800) 747-3924, or by email prospectus@pjc.com. DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.